Incorporated in the State of Nevada



No.

Shares

TUNDRA GOLD CORP.

Common Stock

THIS CERTIFIES THAT ______________________________ *is the owner of*

______________________________ *Shares of the Capital Stock of*

Tundra Gold Corp.

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ____________ day of ______________ A.D. ________*

____
President

____
Secretary

SHARES $_0.0001_ EACH